July 12, 2016

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Rennova Health, Inc. (CIK 0000931059 ) (the “Company”)
Registration Statement on Form S-1
(File No. 333-211515) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to that certain letter filed as correspondence by Joseph Gunnar & Co., LLC, as representative of the underwriters of the offering (the “Representative”), with the U.S. Securities and Exchange Commission via EDGAR on July 11, 2016, in which the Representative joined the Company’s request for the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, July 12, 2016, at 5:00 p.m., ET, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at such time and the Representative hereby formally withdraws its request for acceleration of the effective date at such time.

Very truly yours,

JOSEPH GUNNAR & CO., LLC

By: /s/Eric Lord

       Name: Eric Lord

       Title: Head of Investment

       Banking/Underwritings